Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Veriglif, Inc.
251 W. 30th Street #606
New York, NY 10001
veriglif.com

Up to $1,030,988.42 in Preferred Stock at $0.59
Minimum Target Amount: $9,999.91

Company:

Company: Veriglif, Inc.
Address: 251 W. 30th Street #606, New York, NY 10001
State of Incorporation: DE
Date Incorporated: October 22, 2018

Terms:

Equity

Offering Minimum: $9,999.91 | 16,949 shares of Preferred Stock
Offering Maximum: $1,030,988.42 | 1,747,438 shares of Preferred Stock
Type of Security Offered: Preferred Stock
Purchase Price of Security Offered: $0.59
Minimum Investment Amount (per investor): $299.72

COVID Relief

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary regulatory COVID-19 relief set out in Regulation Crowdfunding §227.201(z).

Expedited closing sooner than 21 days

In reliance on Regulation Crowdfunding §227.303(g)(2) A funding portal that is an intermediary in a transaction involving the offer or sale of securities initiated between May 4, 2020, and February 28, 2021, in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that is conducting an offering on an expedited basis due to circumstances relating to COVID-19 shall not be required to comply with the requirement in paragraph (e)(3)(i) of this section that a funding portal shall not direct transmission of funds earlier than 21 days after the date on which the intermediary makes publicly available on its platform the information required to be provided by the issuer under §§227.201 and 227.203(a).

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Company Perks*

Time-Based:

Super Early Bird Bonus

Invest within the first week and receive additional 10% bonus shares

Early Bird Bonus

Invest within the first two weeks and receive an additional 5% bonus shares

Amount-Based

Bronze - $1000+

Exclusive invite to early-access use of Veriglif consumer-facing products

Limited-Edition Investor T-Shirt

All previous perks

Silver - $2,000+

Official LInkedin endorsement as "Veriglif Investor"

Personal Linkedin shoutout

All previous perks

Gold - $10,000+

Private dinner and skiing with founders in Deer Valley, Utah. *Accomodation, Lift Passes included and Transport NOT included

Access to quarterly investor video conference

All previous perks

Platinum - $20,000+

Annual private dinner and skiing with founders in Deer Valley, Utah. Accomodation, Transfers and Lift Pass ARE included for first year. *Transport NOT included

All previous perks

All perks occur when the offering is completed.

The 10% StartEngine Owners' Bonus

Veriglif, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Preferred Stock at $0.59 share, you will and own 110 shares for $59. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest

should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

We believe that your personal data is an asset that you should control and be rewarded for its use. We are passionate advocates for changing the paradigm of how data is used to drive more value for everyone involved in the personal data economy.

Veriglif is building a private blockchain, privacy compliant and verified personal data marketplace for everyone's benefit.

Consumer data allows businesses to create better products and services and is highly valuable; however, consumers are not always fairly compensated each time it is used and lack the transparency about how it is being used. Veriglif gives consumers a revenue share of their data and allows them to see and control who is using their data.

Consumer data is often collected and stored in silos due to technical limitations and privacy challenges. Veriglif identifies the same consumer across every available data source and inter-connects them with permission in real-time to allow businesses a more holistic view of the consumer to create a 'network of networks'. One data source may have demographic information such as gender, age, and income; another data source may have purchase history; and another may have hobbies and interests - when these are interconnected businesses can really understand the consumer.

The quality of consumer data is often poor due to bots, bad data management practices and fraud. Veriglif generates a real-time confidence score of each record in its network by evaluating the data consistency across all available data sources. This allows businesses to trust the data bought through veriglif.

Veriglif is a middleware technology solution that allows personal data stakeholders (collectors, sample providers, buyers and consumers) to connect and transact. We charge a transaction fee each time a record is purchased and act as the intermediary between buyers and sellers. We are the digital connective tissue, a 'network of networks', that allows consumer data to be verified and exchanged with full permission for mutual benefit of all - most importantly for the consumer.

Competitors and Industry

There are many existing companies that sell personal data, however to our knowledge there is none that share the revenue with the consumer, validate each record, and interconnect each record with other partners in a privacy compliant way.

We're building an inclusive global data ecosystem. Veriglif supports rather than competes with the existing industry ecosystem of data buyers, data providers,

consumers and data collectors.

Veriglif does not directly compete with any other business because we are the middleware that interconnects all the existing businesses. We currently over 20 businesses that have joined our Founding Partners Program and we are inviting all the existing businesses to inter-connect to the network.

Current Stage and Roadmap

Veriglif Inc. was incorporated in the State of Delaware in October 2018.

Since then, we have:

* Raised $894K USD through convertible notes.

* Completed a successful pilot with 5 businesses

* 20+ businesses signed up to our Founding Partners Program, totaling an estimated 5 million+ 1st-party consumer relationships.

* Partnered with Yodel to help them monetize their 5 million phone calls each year

* A team of highly experienced industry professionals who have collectively raised over $60M USD on other projects.

* IBM are already evaluating to include our validated data within their Mediaocean partnership.

* Built all of the core components and most of the interfaces, but still need to finalize the platform.

We are on track to :

* Q1 2021 - Finalize the platform to allow faster and simpler commercialization. We have build all of the core components and most of the interfaces, but we need to make it easier for new clients to adopt.

* Q2 2021 - Integrate with CRM software such as Salesforce and Netsuite to allow existing data to be enriched with permission.

* Q3 2021 - Grow our monthly revenue through partnership with Yodel, future partnership the Own Your Data foundation and others that are currently the pipeline.

* Q4 2020 - Provide the business in our Founding Partners Program and our previous pilot program businesses with tools that use AI to speed up and greatly improve the experience of taking market research surveys, and to capture answers back into the network for ongoing re-sale.

The Team

Officers and Directors

Name: James Wilson

James Wilson's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Executive Officer (CEO)
  Dates of Service: October 21, 2018 - Present
  Responsibilities: Making major corporate decisions, managing the overall operations and resources of a company, acting as the main point of communication between the board of directors (the board) and corporate operations and being the public face of the company. James' salary is $175k and has a 7.37% in common stock vesting over another 2 years and a restricted stock award with 11.18% in common stock vesting over another 3 years.

Other business experience in the past three years:

- **Employer:** Potentiate Pty Ltd
  Title: Chief Technology Officer (CTO)
  Dates of Service: July 01, 2012 - August 01, 2019
  Responsibilities: Making all executive decisions with regards to the technological interests of a company. Outlining the company's technological vision, implementing technology strategies, and ensuring that the technological resources are aligned with the company's business needs.

Other business experience in the past three years:

- **Employer:** Potentiate Pty Ltd
  Title: Director
  Dates of Service: July 01, 2012 - Present
  Responsibilities: Management of the company's business by making the strategic and operational decisions for the company. Ensure that the company meets its statutory obligations. Participate in board meetings to enable the board to reach these decisions and make sure that the company's obligations are fulfilled.

Other business experience in the past three years:

- **Employer:** iDrive Pty Ltd
  Title: CTO
  Dates of Service: January 01, 2018 - June 30, 2019
  Responsibilities: Making all executive decisions with regards to the technological interests of a company. Outlining the company's technological

vision, implementing technology strategies, and ensuring that the technological resources are aligned with the company's business needs.

Other business experience in the past three years:

- **Employer:** Stonegate
  Title: Chief Technology Officer (CTO) and Co-Founder
  Dates of Service: December 01, 2017 - November 30, 2018
  Responsibilities: Management of the company's business by making the strategic and operational decisions for the company. Ensure that the company meets its statutory obligations. Participate in board meetings to enable the board to reach these decisions and make sure that the company's obligations are fulfilled. Making all executive decisions with regards to the technological interests of a company. Outlining the company's technological vision, implementing technology strategies, and ensuring that the technological resources are aligned with the company's business needs.

Other business experience in the past three years:

- **Employer:** Sampleworx Pty Ltd
  Title: Chief Technology Officer (CTO) and Co-Founder
  Dates of Service: July 01, 2007 - October 31, 2018
  Responsibilities: Making all executive decisions with regards to the technological interests of a company. Outlining the company's technological vision, implementing technology strategies, and ensuring that the technological resources are aligned with the company's business needs. Management of the company's business by making the strategic and operational decisions for the company. Ensure that the company meets its statutory obligations. Participate in board meetings to enable the board to reach these decisions and make sure that the company's obligations are fulfilled.

Name: Henry Cheang

Henry Cheang's current primary role is with Potentiate Pty Ltd. Henry Cheang currently services 4 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chairman
  Dates of Service: July 01, 2018 - Present
  Responsibilities: Promoting the highest standards of integrity, probity and corporate governance throughout the Company and particularly at Board level. Henry does not receive a salary but has 6.58% in common stock vesting over 4 years.

Other business experience in the past three years:

- **Employer:** Potentiate Pty Ltd
  Title: Executive Chairman
  Dates of Service: January 10, 2010 - Present
  Responsibilities: Promoting the highest standards of integrity, probity and corporate governance throughout the Company and particularly at Board level

Other business experience in the past three years:

- **Employer:** AdClarity Pty Ltd
  Title: Non-Executive Director
  Dates of Service: May 01, 2020 - Present
  Responsibilities: To provide a creative contribution to the board by providing independent oversight and constructive challenge to the executive directors

Other business experience in the past three years:

- **Employer:** Livius
  Title: Non-Executive Chairman
  Dates of Service: May 01, 2019 - Present
  Responsibilities: Promoting the highest standards of integrity, probity and corporate governance throughout the Company and particularly at Board level

Other business experience in the past three years:

- **Employer:** Houston We Have Limited
  Title: Advisory Board Member
  Dates of Service: July 01, 2019 - Present
  Responsibilities: developing an understanding of the business, market and industry trends and provide counsel on issues raised by owners/directors or management

Other business experience in the past three years:

- **Employer:** idDriver Pty Ltd
  Title: Non-Executive Director
  Dates of Service: August 01, 2018 - Present
  Responsibilities: To provide a creative contribution to the board by providing independent oversight and constructive challenge to the executive directors

Other business experience in the past three years:

- **Employer:** InfoTools

Title: Non-Executive Director
Dates of Service: January 01, 1995 - Present
Responsibilities: To provide a creative contribution to the board by providing independent oversight and constructive challenge to the executive directors

Other business experience in the past three years:

- **Employer:** Kapiche
  Title: Non-Executive Director
  Dates of Service: October 01, 2016 - Present
  Responsibilities: To provide a creative contribution to the board by providing independent oversight and constructive challenge to the executive directors

Other business experience in the past three years:

- **Employer:** Aeromist
  Title: Non-Executive Director
  Dates of Service: May 01, 2020 - Present
  Responsibilities: Non-Executive Director

Other business experience in the past three years:

- **Employer:** Mirrorwave
  Title: Advisory Board Member
  Dates of Service: July 01, 2020 - Present
  Responsibilities: Advisory Board Member

Other business experience in the past three years:

- **Employer:** Feedback Avatars
  Title: Advisory Board Member
  Dates of Service: July 01, 2020 - Present
  Responsibilities: Advisory Board Member

Name: Glen Robinson

Glen Robinson's current primary role is with Potentiate Pty Ltd. Glen Robinson currently services 4 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Financial Officer (CFO)
  Dates of Service: July 01, 2018 - Present
  Responsibilities: Responsible for managing the financial actions of a company.

Tracking cash flow and financial planning as well as analyzing the company's financial strengths and weaknesses and proposing corrective actions. Glen does not receive a salary but has 5.78% in common stock vesting over another 2 years and a restricted stock award with 2.94% vesting over another 3 years.

Other business experience in the past three years:

- **Employer:** Potentiate Pty Ltd
  Title: Chief Financial Officer (CFO)
  Dates of Service: October 01, 2019 - Present
  Responsibilities: Responsible for managing the financial actions of a company. Tracking cash flow and financial planning as well as analyzing the company's financial strengths and weaknesses and proposing corrective actions.

Other business experience in the past three years:

- **Employer:** Valtegra
  Title: Managing Partner
  Dates of Service: June 01, 2011 - Present
  Responsibilities: Maintaining positive client relationships and driving new acquisitions. Developing and implementing organizational goals, procedures, and policies. Consulting and cooperating with other executives, board members, and employees. Managing, monitoring, and reviewing business operations. Identifying improvement gaps and implementing corrective measures. Reviewing and overseeing all financial activities, performance, and documentation. Overseeing hiring activities and approving contracts

Name: Jonathan Ewert

Jonathan Ewert's current primary role is with CapZone Impact Investments LLC. Jonathan Ewert currently services 4 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: January 01, 2019 - Present
  Responsibilities: Challenges the direction and performance of the company with greater objectivity. A mentor to the CEO. Jonathan does not receive a salary but has 2.1% in common stock vesting over another 2 years

Other business experience in the past three years:

- **Employer:** CapZone Impact Investments LLC
  Title: Board Member
  Dates of Service: July 01, 2018 - Present

Responsibilities: Sets the company vision and appoint the chief officers to carry out that vision

Other business experience in the past three years:

- **Employer:** Kinetic Analysis Corporation
  Title: Advisory Board Member
  Dates of Service: May 01, 2012 - Present
  Responsibilities: Provides strategic advice to the management

Other business experience in the past three years:

- **Employer:** Piano
  Title: Board Member
  Dates of Service: October 01, 2017 - January 31, 2019
  Responsibilities: Sets the company vision and appoint the chief officers to carry out that vision

Other business experience in the past three years:

- **Employer:** Wellesley Information Services, a United Communications Group affiliate
  Title: CEO
  Dates of Service: November 01, 2016 - November 30, 2018
  Responsibilities: Head of the organization when communicating with stockholders, government entities and the general public. Leads the development of the organization's long- and short-term strategies Manages overall operations and make major decisions affecting the organization and the organization's resources Negotiate or approve agreements and contracts for the organization

Other business experience in the past three years:

- **Employer:** Capitol Peak Asset Management
  Title: Operating Partner
  Dates of Service: May 01, 2017 - June 30, 2018
  Responsibilities: Operating Partner

Other business experience in the past three years:

- **Employer:** SciFutures
  Title: Board Member
  Dates of Service: August 01, 2015 - June 30, 2018
  Responsibilities: Board Member

Name: Lukas Pospichal

Lukas Pospichal's current primary role is with Greenbook. Lukas Pospichal currently services 4 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: October 01, 2018 - Present
  Responsibilities: Challenges the direction and performance of the company with greater objectivity. Lukas does not receive a salary but has 7.37% in common stock vesting over another 2 years

Other business experience in the past three years:

- **Employer:** Greenbook
  Title: Managing Director
  Dates of Service: March 01, 2005 - Present
  Responsibilities: Head of the organization when communicating with stockholders, government entities and the general public. Leads the development of the organization's long- and short-term strategies Manages overall operations and make major decisions affecting the organization and the organization's resources Negotiate or approve agreements and contracts for the organization

Other business experience in the past three years:

- **Employer:** New York American Marketing Association
  Title: Managing Director
  Dates of Service: February 01, 2013 - Present
  Responsibilities: Head of the organization when communicating with stockholders, government entities and the general public. Leads the development of the organization's long- and short-term strategies Manages overall operations and make major decisions affecting the organization and the organization's resources Negotiate or approve agreements and contracts for the organization

Name: Scott Miller

Scott Miller's current primary role is with Michigan State University - Eli Broad College of Business. Scott Miller currently services 4 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: February 01, 2020 - Present
  Responsibilities: Challenges the direction and performance of the company with greater objectivity. A mentor to the CEO. Scott does not receive a salary but has 0.63% in common stock vesting over another 4 years

Other business experience in the past three years:

- **Employer:** Michigan State University - Eli Broad College of Business
  Title: Adjunct Professor
  Dates of Service: September 01, 2019 - Present
  Responsibilities: Adjunct Professor

Other business experience in the past three years:

- **Employer:** Vision Critical
  Title: Board Member
  Dates of Service: September 01, 2012 - Present
  Responsibilities: Board Member

Other business experience in the past three years:

- **Employer:** Vision Critical
  Title: President and CEO
  Dates of Service: October 01, 2012 - December 31, 2019
  Responsibilities: President and CEO

Other business experience in the past three years:

- **Employer:** BERA Brand Management
  Title: Board Member
  Dates of Service: September 01, 2018 - Present
  Responsibilities: Board Member

Other business experience in the past three years:

- **Employer:** United Exports Limited
  Title: Board Member
  Dates of Service: December 01, 2019 - Present
  Responsibilities: Board Member

Other business experience in the past three years:

- **Employer:** DataSpeaks, Inc
  Title: Board Member
  Dates of Service: December 01, 2019 - Present
  Responsibilities: Board Member

Other business experience in the past three years:

- **Employer:** Namenuaxia
  Title: Member Of The Board Of Advisors
  Dates of Service: April 01, 2020 - Present
  Responsibilities: Member Of The Board Of Advisors

Name: Leonard Murphy

Leonard Murphy's current primary role is with GreenBook Marketing Media. Leonard Murphy currently services 16 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director and Chief Strategy Officer
  Dates of Service: October 01, 2018 - Present
  Responsibilities: Helping the CEO with the strategy executions within the company. Challenges the direction and performance of the company with greater objectivity. Leonard receives $24k in salary and has 7.37% in common stock vesting over another 2 years and has a restricted stock award with 4.71% vesting over another 3 years.

Other business experience in the past three years:

- **Employer:** GreenBook Marketing Media
  Title: Executive Editor & Producer
  Dates of Service: May 01, 2010 - Present
  Responsibilities: Executive Editor & Producer

Other business experience in the past three years:

- **Employer:** Gen2 Advisors
  Title: Senior Partner
  Dates of Service: May 01, 2012 - Present
  Responsibilities: Senior Partner

Other business experience in the past three years:

- **Employer:** Insight Innovation Exchange

Title: Chairman and Producer
Dates of Service: July 01, 2012 - Present
Responsibilities: Chairman and Producer

Other business experience in the past three years:

- **Employer:** Michigan State University - The Eli Broad College of Business
  Title: Advisory Board Member
  Dates of Service: April 01, 2015 - Present
  Responsibilities: Advisory Board Member

Other business experience in the past three years:

- **Employer:** University of Georgia - Terry College of Business
  Title: Advisory Board Member
  Dates of Service: March 01, 2017 - Present
  Responsibilities: Advisory Board Member

Other business experience in the past three years:

- **Employer:** Consensus Point
  Title: Advisory Board Member
  Dates of Service: November 01, 2015 - Present
  Responsibilities: Advisory Board Member

Other business experience in the past three years:

- **Employer:** Brunswick Group
  Title: Advisory Board Member
  Dates of Service: March 01, 2016 - Present
  Responsibilities: Advisory Board Member

Other business experience in the past three years:

- **Employer:** ZappiStore
  Title: Advisory Board Member
  Dates of Service: February 01, 2015 - Present
  Responsibilities: Advisory Board Member

Other business experience in the past three years:

- **Employer:** Decooda
  Title: Board of Advisors

Dates of Service: March 01, 2011 - Present
Responsibilities: Board of Advisors

Other business experience in the past three years:

- **Employer:** GlimpzIt
  Title: Advisory Board Member
  Dates of Service: November 01, 2015 - Present
  Responsibilities: Advisory Board Member

Other business experience in the past three years:

- **Employer:** Ask Your Target Market (AYTM)
  Title: Senior Strategic Advisor
  Dates of Service: February 01, 2015 - Present
  Responsibilities: Senior Strategic Advisor

Other business experience in the past three years:

- **Employer:** Ramius Corporation
  Title: Advisory Board Member
  Dates of Service: February 01, 2015 - Present
  Responsibilities: Advisory Board Member

Other business experience in the past three years:

- **Employer:** iQual Research & Consultancy
  Title: Global Innovation Advisor
  Dates of Service: February 02, 2012 - Present
  Responsibilities: Global Innovation Advisor

Other business experience in the past three years:

- **Employer:** NewMR Virtual festival
  Title: Advisory Board Member
  Dates of Service: July 01, 2010 - Present
  Responsibilities: Advisory Board Member

Other business experience in the past three years:

- **Employer:** Research Industry Trends Monitoring Group
  Title: Co-founder
  Dates of Service: April 01, 2002 - Present

Responsibilities: Co-founder

Other business experience in the past three years:

- **Employer:** Measure Consumer Perspectives
  Title: Board of Advisors
  Dates of Service: January 01, 2012 - June 03, 2018
  Responsibilities: Board of Advisors

Other business experience in the past three years:

- **Employer:** Virtual Incentives
  Title: Chief Client Engagement Strategist
  Dates of Service: January 01, 2015 - January 30, 2018
  Responsibilities: Chief Client Engagement Strategist

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Preferred Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to

provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Preferred Stock. Interest on debt securities could increase costs and negatively impact operating

results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of future Preferred stock could be more advantageous to those investors than to the holders of current Preferred Stock. In addition, if we need to raise more equity capital from the sale of Preferred Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service

All of our current services are variants on one type of service, providing a platform for data sales and management. Our revenues are therefore dependent upon the market for such.

Some of our products are still in prototype phase and might never be operational products

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

We are in continual development and have built a prototype for our network. Delays or cost overruns in the development of our network and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights

The Preferred Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the preferred stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Veriglif is a good idea, that

the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company's owns a PCT. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal,

human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Veriglif or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Veriglif could harm our reputation and materially negatively impact our financial condition and business.

The Company has not yet generated any revenue and requires further funding to complete the full product development.
Should the Company be unsuccessful in raising funds, it may have difficulty in completing the development. To minimize this risk, the Company will attempt to raise funds from traditional investors in addition to StartEngine.

The Company itself is in the product development stage and is subject to all the risks incident to the creation and development of a new product.
In order to prosper, the success of the Company will depend partly upon the ability to produce a product accepted by the market research industry. To minimize this risk, we have spent over 6 months in discussions, a pilot and design thinking workshops to define the product scope, test part of the hypothesis and to define the business value.

The Company relies on data suppliers to make their data available and distributors to re-sell.

Data supplier may also require further approval from their consumers to participate, which may hinder adoption. To minimize this risk, the Company has sought a commitment from 10 companies (known as founding members) that have pre committed to use the network once development is complete. To minimize this risk, the Company is also initially working within the market research ecosystem where there is a long history of rewarding consumers to participate in sharing their data.

Our future success depends on the efforts of a small full-time team.

The loss of services of the members of the team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business. This risk is minimized by the fact all critical team members are shareholders with loans in the company. Additionally all shareholders have vesting shares over 5 years

The Company has no known direct competitor, but may face competition from larger organisations with more resources if they decide to copy the product.

To minimize this risk, the Company has a provisional patent (that can be converted to a full patent) covering the more critical parts of the product.

Legislation may be introduced that restricts the use of personal data.

To minimize this risk, the Company will never store raw personal data and almost all of our data suppliers will have a first-party opted-in relationship with the consumer who is being given incentives to participate.

Henry Cheang is a part-time officer.

As such, it is likely that the company will not make the same progress as it would if that were not the case.

Glen Robinson is a part-time officer.

As such, it is likely that the company will not make the same progress as it would if that were not the case.

Competition

The Company has no known direct competitor, but may face competition from larger organisations with more resources if they decide to copy the product. To minimize this risk, the Company has a provisional patent (that can be converted to a full patent) covering the more critical parts of the product.

Legislation

Legislation may be introduced that restricts the use of personal data. To minimize this risk, the Company will never store raw personal data and almost all of our data suppliers will have a first-party opted-in relationship with the consumer who is being given incentives to participate

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
James Wilson	2,208,450	Common Stock	18.61
James Wilson	7,374	Preferred Stock	18.61
Leonard Murphy	1,437,900	Common Stock	12.14
Leonard Murphy	7,374	Preferred Stock	12.14
New York AMA Communication Services Inc. DBA Greenbook	990,000	Common Stock	10.56
New York AMA Communication Services Inc. DBA Greenbook	266,995	Preferred Stock	10.56

The Company's Securities

The Company has authorized Common Stock, and Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,747,438 of Preferred Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 10,000,000 outstanding.

Voting Rights

1 vote per share

Material Rights

The total amout outstanding on a fully diluted basis (10,000,000) includes 2,641,600 shares to be issued pursuant to outstanding stock options and 450,650 shares reserved as part of an employee stock option plan.

Preferred Stock

The amount of security authorized is 4,000,000 with a total of 1,903,513 outstanding.

Voting Rights

The holders of shares of Preferred Stock will have the right to a number of votes equal to the number of shares of Common Stock issuable upon conversion of each such share

of Preferred Stock. The Preferred Stock will vote with the common stock on all matters except as specifically provided herein or as otherwise required by law

Material Rights

Liquidation preference. In the event of a liquidation, dissolution or winding up of the Company, the Preferred Stock will have the right to receive the original purchase price prior to any distribution to the common stock. The remaining assets will be distributed pro rata to the holders of common stock. A sale of all or substantially all of the Company's assets or a merger or consolidation of the Company with any other company will be treated as a liquidation of the Company

Protective provisions. So long as any of the Preferred Stock is outstanding, consent of the holders of at least a majority of the Preferred Stock will be required for any action that: (i) alters any provision of the certificate of incorporation if it would adversely alter the rights, preferences, privileges or powers of the Preferred Stock; (ii) changes the authorized number of shares of Preferred Stock; or (iii) approves any merger, sale of assets or other corporate reorganization or acquisition

What it means to be a minority holder

As a minority holder of a Preferred Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** Convertible Note
  Final amount sold: $294,314.00
  Use of proceeds: Platform and business development
  Date: October 04, 2019
  Offering exemption relied upon: Regulation CF

- **Type of security sold:** Convertible Note
  Final amount sold: $34,969.65
  Use of proceeds: Platform scoping and development
  Date: July 15, 2019
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Convertible Note
  Final amount sold: $65,000.00
  Use of proceeds: Platform devemopment
  Date: January 29, 2019
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Convertible Note
  Final amount sold: $310,345.42
  Use of proceeds: Platform and business development
  Date: January 01, 2020
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Convertible Note
  Final amount sold: $122,500.00
  Use of proceeds: Platform and business development
  Date: February 24, 2020
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Convertible Note

Final amount sold: $17,867.00
Use of proceeds: Platform and Business development
Date: March 06, 2020
Offering exemption relied upon: Section 4(a)(2)

- Type of security sold: Convertible Note
  Final amount sold: $51,451.00
  Use of proceeds: Platform and Business development
  Date: August 13, 2020
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

We have 6 months of cashflow with no revenue.

Foreseeable major expenses based on projections:

Veriglif is currently a very lean operation. We have a distributed remote workforce across the globe. Our major expenses are development salaries, as our business development leverages the reach of our Chief Strategy Officer (Leonard Murphy) who is arguably the most well-connected individual in the market research and insights industry.

Future operational challenges:

Some of the future operational challenges are the cost of scaling out our community. We expect that we will need more than 1 million consumers to reach critical mass. We are already working with one partner that can bring an estimated 30,000 new consumers each month into the network after soft-launch, but there are costs in doing so.

Once we reach that critical mass volume we expect that we will have many more large

partners wanting to integrate causing a snowball effect.

Future challenges related to capital resources:

Some of the future challenged related to capital resources are our ability to incrementally build and sell the platform to partners based on their immediate needs whilst maintaining our long term objectives without running out of cashflow. We have 6 months of cashflow and thus need to start realizing the benefits of our existing partners in the coming months.

Future milestones and events:

The most significant milestone that we foresee that will have significant impact on Veriglif's financials are when we reach a critical mass of 1 million consumers in the network. Until this point we will rely on selling other services and tools such as data enrichment/appending and data collection tools such as our browser extension.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

To-date, the company has been financed with almost $900k in convertible notes and we have 6 months cash flow with no revenue.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We have 6 months of cashflow with no revenue. However, we are in early stage revenue and expect this to grow as we activate our partnerships and grow the network.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

No, we have 6 months of cashflow (with no revenue) when we expect our revenue will increase.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

We are 6 months of cashflow, but we are in early stages of revenue which we are expecting to grow.

How long will you be able to operate the company if you raise your maximum funding goal?

If we raise our maximum funding goal, we expect to operate indefinitely.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

We will likely require additional financing in excess of the proceeds from the Offering if we raise less than $500k in order to perform operations over the lifetime of the Company. We plan to raise capital in 6 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Indebtedness

Related Party Transactions

Valuation

Pre-Money Valuation: $7,023,072.67

Valuation Details:

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed:

(i) all preferred stock, if any, is converted to common stock;

(ii) all outstanding options, warrants, and other securities, if any, with a right to acquire shares are exercised; and

(iii) any shares reserved for issuance under a stock plan, if any, are issued.

In formulating our valuation, we considered the following:

We have almost 200 existing shareholders who have (almost entirely) invested via a convertible note with a cap at $7m.

Based on our extensive research, in the market research industry, most SaaS companies like ours use a multiple of 8x revenue to calculate valuation. Based on our projection models we have a path to generate ~$1m in revenue within the12 months of fully launching our product and together with the industry multiple, this would project the value of the business to be at least $8m. We discounted to $7M due to the fact that the revenue is projected rather than actual.

The Company set its valuation internally, without a formal-third party independent evaluation.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.91 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Research & Development*
  58.0%
  Product Development to add more API connections, Increase the intelligence of the matching process, create the end-user controls, etc

- *Marketing*
  25.0%
  Business development to increase the number of partners

- *Operations*
  13.5%
  General operation expenses

If we raise the over allotment amount of $1,030,988.42, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Research & Development*
  63.0%
  Product Development to add more API connections, Increase the intelligence of the matching process, create the end-user controls, etc

- *Marketing*
  20.0%
  Business development to increase the number of partners

- *Operations*
  13.5%
  General operational expenses

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at veriglif.com (veriglif.com/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/veriglif

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Veriglif, Inc.

[See attached]

VERIGLIF, INC.

FINANCIAL STATEMENTS
FOR THE PERIOD ENDING
DECEMBER 31, 2018

VERIGLIF, INC.
TABLE OF CONTENTS
DECEMBER 31, 2018



GARY B. SELLARI, CPA*/PFS, MSM
J. RONALD ANDERSON, CPA**/ABV, CVA
SCOTT A. STEIN, CPA***
SUZI J. RAPP, CPA*, MAC
B. CHARLES SELLARI, CPA*, MTAX

VICTORIA BOLSKAR, CPA****, LTD
DUSTAN J. BROWN, CPA*****
MARY L. CONTESSA, CPA*, PA
STEVE A. GOINDOO, CPA***/PFS, MTAX, CFP®
BILL HUDSON, CPA*
TOM KEYS, CPA*, CGMA
CANDACE ANTEZANA KLOTZBIER, CPA*
CHRISTINE M. MCKENNA, CPA*
JAMIE M. RUSSO, CPA*
APRIL M. SINNOTT, CPA*
ARTHUR J. SINNOTT, CPA***

BARBARA AHEARN-DUNN, EA
JACQUELINE CARTIER, EA
MARY ELIAS, CDFA, CFE, CMA
ANTHONY J. SELLARI, EA

Established in 1932
Divine Blalock Martin Sellari LLC
Your gain...our goal!

Certified Public Accountants and Consultants
580 Village Boulevard, Suite 110
West Palm Beach, FL 33409
Phone: (561) 686-1110 Fax: (561) 686-1330
info@dbmscpa.com

MEMBERS

AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

FLORIDA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

WILBUR F. DIVINE, III, CPA (1896-1964)
WILBUR F. DIVINE, IV, CPA (1925-1989)
JAMES A. BLALOCK, CPA (1914-1996)
G. MICHAEL MARTIN, CPA (1945-2014)

*REGULATED BY THE STATE OF FL
**REGULATED BY THE STATE OF FL AND THE STATE OF TN
***REGULATED BY THE STATE OF FL AND THE STATE OF NY
****REGULATED BY THE STATE OF WI
*****REGULATED BY THE STATE OF NJ

INDEPENDENT AUDITOR'S REPORT

To the Members of
Veriglif, Inc.
New York, NY

We have audited the accompanying financial statements of Veriglif, Inc., which comprise the balance sheet as of December 31, 2018, and the related statements of operations and stockholders' equity and cash flows for the period then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Veriglif, Inc. as of December 31, 2018 and the results of its operations and its cash flows for the period then ended in accordance with accounting principles generally accepted in the United States of America.

Divine, Blalock, Martin & Sellari, LLC

West Palm Beach, FL
September 4, 2020

VERIGLIF, INC.
BALANCE SHEET
AS OF DECEMBER 31, 2018

Assets

Current Assets

Cash	$	32,247
Shareholder loan receivable		2,843
Total current assets		35,090
Total Assets	$	35,090

Liabilities and Stockholders' Equity

Noncurrent Liabilities

Shareholder loans	$	35,000
Total noncurrent liabilities		35,000

Stockholders' Equity

Common Stock issued, $.00001 par value; 10,000,000 shares authorized, 9,000,000 shares issued and outstanding	90
Retained Earnings	-
Total stockholders' equity	90
Total Liabilities and Stockholders' Equity $	35,090

The accompanying notes are an integral part of these financial statements.

VERIGLIF, INC.
STATEMENT OF OPERATIONS
PERIOD ENDED DECEMBER 31, 2018

Revenue	$	-
Cost of Revenues		-
Gross profit		-
Operating Expenses		
General and Adminstrative		-
Total operating expenses		-
Income (Loss) From Operations		-
Net Income (Loss)	$	-

The accompanying notes are an integral part of these financial statements.

VERIGLIF, INC.
STATEMENT OF STOCKHOLDERS' EQUITY
PERIOD ENDED DECEMBER 31, 2018

	Common Stock	Retained Earnings	Total Stockholders' Equity
Balance at beginning of year	$ -	$ -	$ -
Net income (loss)	-	-	-
Shares issued for cash	90	-	90
Balance at end of year	$ 90	$ -	$ 90

VERIGLIF, INC.
STATEMENT OF CASH FLOWS
PERIOD ENDED DECEMBER 31, 2018

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income $ -

CASH FLOWS USED IN INVESTING ACTIVITY:

Proceeds from shareholder loan 32,157

Net cash provided by financing activities 32,157

CASH FLOWS FROM FINANCING ACTIVITIES:

Proceeds from issuing common stock 90

Net increase in cash 32,247

Cash at beginning of period -

Cash at end of year $ 32,247

The accompanying notes are an integral part of these financial statements.

NOTE 1:   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activities

Veriglif, Inc. (the "Company") was incorporated in the state of Delaware on October 22, 2018 operating out of New York. The Company is in the business of connecting the world's consumer data ecosystem in real-time which will allow Brands around the world to understand, relate to and communicate with individuals at the right time.

The Company is in its initial start-up phase and is currently in the process of raising capital.

Basis of Accounting

The Company's policy is to prepare its financial statements on the accrual basis of accounting; consequently, revenues are recognized when earned rather than when received, and expenses are recognized when the obligation is incurred rather than when cash is disbursed.

Revenue Recognition

The Company's income is primarily derived from contracts with customers. The Company recognizes revenue when it satisfies a performance obligation by the delivery of data between a willing seller and a willing buyer. General and administrative expenses are charged to expense as incurred.

Concentration of Credit Risk

The Company maintains its cash and cash equivalents balances in financial institutions that are insured by the Federal Deposit Insurance Corporation ("FDIC") for up to $250,000 per depositor. At December 31, 2018, the Company's cash and cash equivalents balances did not exceed insured limits.

Cash Equivalents

For purposes of the statement of cash flows, the company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

**NOTE 1:   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(CONTINUED)**

Accounts Receivable and Bad Debts

Accounts receivable are stated at their net realizable value. The Company uses the allowance method to account for uncollectible receivables. The allowance for doubtful accounts is based on management's estimate of collectability. Management provides for probable uncollectible amounts through a charge to bad debt expense and a credit to an allowance for doubtful accounts based on its assessment. There was no allowance for doubtful accounts as of December 31, 2018.

Property and Equipment

The Company records property, plant and equipment at historical cost when purchased. The cost of property, plant and equipment is depreciated, using the straight-line method, over their estimated useful lives. When depreciable assets are retired or otherwise disposed, the cost and related accumulated depreciation of such assets are eliminated from the accounts and any gain or loss is recognized in the current period. Expenditures for additions and improvements in excess of $1,000 are capitalized at cost. Expenditures for maintenance and repairs are charged to expense when incurred.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating losses and tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis. The deferred tax liability relates primarily to differences in methods of accounting for long-term contracts for financial reporting and income tax purposes. The deferred tax asset is adjusted for the effects of changes in tax laws and rates on the date of the enactment.

NOTE 1:   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes (Continued)

The Company adopted the provisions of ASC 740-, Income Taxes, on October 21, 2014. FASB ASC 740-10-65 clarifies the accounting and disclosure requirements for uncertainty in tax positions, as defined. It requires a two-step approach to evaluate tax positions and determine if they should be recognized in the financial statements. The two-step approach involves recognizing any tax positions that are "more likely than not" to occur and then measuring those positions to determine if they are recognizable in the financial statements. Management regularly reviews and analyzes all tax positions and has determined that no aggressive tax positions have been taken.

The Company's tax returns are subject to possible examination by the taxing authorities. For federal income tax purposes, the tax returns essentially remain open for possible examination for a period of three years after the respective filing deadlines of those returns.

Fair Value of Financial Assets and Liabilities

The Company financial instruments consist primarily of cash, accounts receivable, and debt instruments. The carrying values of cash and accounts receivable are considered to be representative of their respective fair values. The carrying values of the Company's debt instruments approximate their fair values as of December 31, 2018, based on current incremental borrowing rates for similar types of borrowing arrangements.

NOTE 2:   RELATED PARTY TRANSACTIONS

At December 31, 2018, the Company has a loan due to shareholders totaling $35,000 with no specified repayment terms. The loan is non-current, non-collateralized and non-interest bearing.

At December 31, 2018, The Company had a loan due from shareholders totaling $2,843 with no specified repayment terms. The loan is short-term and non-interest bearing.

NOTE 3:   COMMON STOCK

On October 22, 2018, the Company authorized 10,000,000 shares. On October 29, 2018, shareholders purchased 9,000,000 shares of the Company's common stock leaving 1,000,000 shares in reserves. As part of the stock purchase agreement, shareholders are subject to a vesting schedule. Shareholders will become 25% vested in their shares on October 29, 2019. Thereafter, the remaining unvested shares will be released monthly over the following 4 years with shareholders being fully vested on October 29, 2023.

NOTE 4:   SUBSEQUENT EVENTS

On January 28, 2019, the Company signed two loan agreements with separate shareholders that provide for a $200,000 and $140,000 line of credit facility to be used for working capital, investment and general operating expenses. The credit facilities are non-interest bearing and are due on demand. There was no outstanding balance as of the date of these financial statements.

On January 29, 2019, the Company entered into a convertible promissory note in the principal balance amount of $65,000. The Note has a maturity date of January 29, 2021 bearing an interest rate of 2% per annum with the unpaid principal balance, including accrued interest, payable on the maturity date. The Note is convertible at the option of the investor, in whole or in part, into shares of preferred stock of the Company at a discount of 20%. If a change of control or initial public offering occurs before any conversion elections are made, the Note is convertible at the option of the investor, in whole, into shares of common stock of the Company at a discount of 40%. These funds were used for working capital purposes.

During 2019, the Company entered into convertible promissory notes in the principal balance amount of $394,285. The Notes mature two years from the date of issue on various dates in 2021, all bearing an interest rate of 2% per annum with the unpaid principal balance, including accrued interest, payable on the maturity date. The Notes are convertible at the option of the investor, in whole or in part, into shares of preferred stock of the Company at a discount of 20%. If a change of control or initial public offering occurs before any conversion elections are made, the Note is convertible at the option of the investor, in whole, into shares of common stock of the Company at a discount of 40%. These funds were used for working capital purposes.

NOTE 5:   DATE OF MANAGEMENT'S REVIEW

The Company has evaluated subsequent events occurring after the balance sheet date of December 31, 2018 through the date of September 4, 2020, which is the date the financial statements were available to be issued. Based on this evaluation, the Company has determined that no other subsequent events have occurred, which require disclosure in the financial statements.

NOTE 5:   DATE OF MANAGEMENT'S REVIEW (CONTINUED)

In December 2019, an outbreak of a novel strain of coronavirus (COVID-19) originated in Wuhan, China and has since spread to other countries, including the U.S. On March 11, 2020, the World Health Organization characterized COVID-19 as a pandemic. The COVID-19 outbreak in the United States has caused business disruption through mandated and voluntary closings of multiple businesses. While the disruption is currently expected to be temporary, there is considerable uncertainty around the duration of the closings. Therefore, the Company expects this matter to negatively impact its operating results. However, the related financial impact and duration cannot be reasonably estimated at this time.

VERIGLIF, INC.

Financial Statements

For the Year Ended
December 31, 2019

VERIGLIF, INC.
TABLE OF CONTENTS
DECEMBER 31, 2019



GARY B. SELLARI, CPA*/PFS, MSM
J. RONALD ANDERSON, CPA**/ABV
SCOTT A. STEIN, CPA***
SUZI J. RAPP, CPA*, MAC
B. CHARLES SELLARI, CPA*, MTAX

VICTORIA BOLSKAR, CPA****, LTD
DUSTAN J. BROWN, CPA*****
MARY L. CONTESSA, CPA*, PA
STEVE A. GOINDOO, CPA***/PFS, MTAX, CFP®
TOM KEYS, CPA*, CGMA
CANDACE ANTEZANA KLOTZBIER, CPA*
CHRISTINE M. MCKENNA, CPA*
ROBERT REYNOLDS, CPA****
JAMIE M. RUSSO, CPA*
APRIL M. SINNOTT, CPA*
ARTHUR J. SINNOTT, CPA***

BARBARA AHEARN-DUNN, EA
KELLY BEACH, EA
JACQUELINE CARTIER, EA
MARY ELIAS, CDFA, CFE, CMA
ANTHONY J. SELLARI, EA

Established in 1932
Divine Blalock Martin Sellari LLC
Your gain...our goal!

Certified Public Accountants and Consultants
580 Village Boulevard, Suite 110
West Palm Beach, FL 33409
Phone: (561) 686-1110 Fax: (561) 686-1330
info@dbmscpa.com

MEMBERS

AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

FLORIDA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

WILBUR F. DIVINE, III, CPA (1896-1964)
WILBUR F. DIVINE, IV, CPA (1925-1989)
JAMES A. BLALOCK, CPA (1914-1996)
G. MICHAEL MARTIN, CPA (1945-2014)

*REGULATED BY THE STATE OF FL
**REGULATED BY THE STATE OF FL AND THE STATE OF TN
***REGULATED BY THE STATE OF FL AND THE STATE OF NY
****REGULATED BY THE STATE OF WI
*****REGULATED BY THE STATE OF NJ

INDEPENDENT AUDITOR'S REPORT

To the Stockholders of
Veriglif, Inc.
New York, NY

We have audited the accompanying financial statements of Veriglif, Inc. which comprise the balance sheet as of December 31, 2019, and the related statements of operations, stockholders' equity, and cash flows for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Veriglif, Inc. as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The Schedule of General and Administrative Expenes on page 13 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Divine, Blalock, Martin & Sellari, LLC

West Palm Beach, FL
August 6, 2020

2

VERIGLIF, INC.
BALANCE SHEET
AS OF DECEMBER 31, 2019

Assets

Current Assets		
Cash	$	121,138
Loan receivable		36,085
Total Current Assets		157,223
Fixed Assets		
Software development costs in progress		69,506
Total Fixed Assets		69,506
Other Assets		
Deferred income tax benefit		133,456
Total Other Assets		133,456
Total Assets	$	360,185

Liabilities and Stockholders' Equity

Current Liabilities		
Accounts Payable	$	8,570
Line of Credit		310,346
Total Current Liabilities		318,916
Convertible Notes Payable		394,285
Accrued Interest		2,733
Total Liabilities		715,934
Stockholders' Equity		
Common Stock issued, $.00001 par value; 10,000,000 shares authorized, 9,000,000 shares issued and outstanding		90
Retained Deficit		(355,839)
Total Stockholders' Equity		(355,749)
Total Liabilities and Stockholders' Equity	$	360,185

The accompanying notes are an integral part of these financial statements.

VERIGLIF, INC.
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2019

Revenue	$	-
Cost of Revenues		
Subcontractors		300,303
Total cost of revenues		300,303
Gross Loss		(300,303)
Operating Expenses		
General and Administrative		186,259
Total operating expenses		186,259
Loss From Operations		(486,562)
Other Income (Expenses)		
Interest expense		(2,733)
Net Loss Before Income Taxes		(489,295)
Income tax benefit		133,456
Net Loss	$	(355,839)

The accompanying notes are an integral part of these financial statements.

4

VERIGLIF, INC.
STATEMENT OF STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2019

	Common Stock	Retained Deficit	Total Stockholders' Equity
Balance at beginning of year	$ 90	$ -	$ 90
Net loss	-	(355,839)	(355,839)
Balance at end of year	$ 90	$ (355,839)	$ (355,749)

The accompanying notes are an integral part of these financial statements.

VERIGLIF, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2019

Cash Flows From Operating Activities:		
Net loss	$	(355,839)
Adjustments to reconcile net loss to net cash used in operating activities:		
Decrease (increase) in assets:		
Deferred income tax benefit		(133,456)
Increase (decrease) in liabilities:		
Accounts payable		8,570
Accrued interest		2,733
Net Cash (Used) by Operating Activities		(477,992)
Cash Flows From Investing Activities:		
Fixed assets purchase		(69,506)
Net Cash (Used) by Investing Activities		(69,506)
Cash Flows From Financing Activities:		
Loan receivable increase		(33,242)
Repayment of shareholder loans		(35,000)
Proceeds from Convertible notes payable		394,285
Proceeds from line of credit		310,346
Net Cash Provided by Investing Activities		636,389
Net Increase in Cash		88,891
Cash at Beginning of Year		32,247
Cash at End of Year	$	121,138

The accompanying notes are an integral part of these financial statements.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activities

Veriglif, Inc. (the "Company") was incorporated in the state of Delaware on October 22, 2018 operating out of New York. The Company is in the business of connecting the world's consumer data ecosystem in real-time which will allow Brands around the world to understand, relate to and communicate with individuals at the right time.

The Company is in its initial start-up phase and is currently in the process of raising capital.

Basis of Accounting

The Company's policy is to prepare its financial statements on the accrual basis of accounting; consequently, revenues are recognized when earned rather than when received, and expenses are recognized when the obligation is incurred rather than when cash is disbursed.

Revenue Recognition

The Company's income is primarily derived from contracts with customers. The Company recognizes revenue when it satisfies a performance obligation by the delivery of data between a willing seller and a willing buyer. General and administrative expenses are charged to expense as incurred.

Concentration of Credit Risk

The Company maintains its cash and cash equivalents balances in financial institutions that are insured by the Federal Deposit Insurance Corporation ("FDIC") for up to $250,000 per depositor. At December 31, 2019, the Company's cash and cash equivalents balances did not exceed insured limits.

Cash Equivalents

For purposes of the statement of cash flows, the company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

NOTE 1:   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Accounts Receivable and Bad Debts

Accounts receivable are stated at their net realizable value. The Company uses the allowance method to account for uncollectible receivables. The allowance for doubtful accounts is based on management's estimate of collectability. Management provides for probable uncollectible amounts through a charge to bad debt expense and a credit to an allowance for doubtful accounts based on its assessment. There was no allowance for doubtful accounts as of December 31, 2019.

Property and Equipment

The Company records property, plant and equipment at historical cost when purchased. The cost of property, plant and equipment is depreciated, using the straight-line method, over their estimated useful lives. When depreciable assets are retired or otherwise disposed, the cost and related accumulated depreciation of such assets are eliminated from the accounts and any gain or loss is recognized in the current period. Expenditures for additions and improvements in excess of $1,000 are capitalized at cost. Expenditures for maintenance and repairs are charged to expense when incurred.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating losses and tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis. The deferred tax liability relates primarily to differences in methods of accounting for long-term contracts for financial reporting and income tax purposes. The deferred tax asset is adjusted for the effects of changes in tax laws and rates on the date of the enactment.

NOTE 1:   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(CONTINUED)

Income Taxes (Continued)

The Company adopted the provisions of ASC 740-, Income Taxes, on October 21, 2014. FASB ASC 740-10-65 clarifies the accounting and disclosure requirements for uncertainty in tax positions, as defined. It requires a two-step approach to evaluate tax positions and determine if they should be recognized in the financial statements. The two-step approach involves recognizing any tax positions that are "more likely than not" to occur and then measuring those positions to determine if they are recognizable in the financial statements. Management regularly reviews and analyzes all tax positions and has determined that no aggressive tax positions have been taken.

The Company's tax returns are subject to possible examination by the taxing authorities. For federal income tax purposes, the tax returns essentially remain open for possible examination for a period of three years after the respective filing deadlines of those returns.

Recently Adopted Pronouncements

The Financial Accounting Standards Board (FASB) issued new guidance that created Topic 606, *Revenue from Contracts with Customers*, in the Accounting Standards Codification (ASC). Topic 606 supersedes the revenue recognition requirements in FASB ASC 605, *Revenue Recognition*, and requires the recognition of revenue when promised goods or services are transferred to customers in an amount that reflects the consideration to which an entity expects to be entitled in exchange for those goods or services. The new guidance also added Subtopic 340-40, *Other Assets and Deferred Costs-Contracts with Customers*, to the ASC to require the deferral of incremental costs of obtaining a contract with a customer. Collectively, we refer to the new Topic 606 and Subtopic 340-40 as the "new guidance."

We adopted the requirements of the new guidance as of January 1, 2019, utilizing the full retrospective method of transition. We applied the new guidance using the practical expedient provided in Topic 606 that allows the guidance to be applied only to contracts that were not complete as of January 1, 2019. There was no impact of adopting the new guidance.

NOTE 1:   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recent Accounting Pronouncements

The FASB has issued the following accounting standards updates that may affect the Organization in future years. Management has not completed its analysis of the effects, if any, of the following updates.

ASU 2018-08, Leases, will be effective for the Company for the year ending December 31, 2020 and must be adopted using the modified retrospective method. ASU 2016-02 generally requires lessees to recognize assets and liabilities arising from leases on the statements of financial position.

Fair Value of Financial Assets and Liabilities

The Company financial instruments consist primarily of cash, accounts receivable, and debt instruments. The carrying values of cash and accounts receivable are considered to be representative of their respective fair values. The carrying values of the Company's debt instruments approximate their fair values as of December 31, 2019, based on current incremental borrowing rates for similar types of borrowing arrangements.

NOTE 2:   ACCOUNTS RECEIVABLE

At December 31, 2019, The Company had a receivable due from Wefunder totaling $36,085 which represents a balance due from issuance of convertible debt.

NOTE 3:   SOFTWARE DEVELOPMENT

The Company has allocated $69,506 to software development in progress. Management estimates that the finished software will have a two-year life. The software cost will be amortized over a period of two years when completed.

NOTE 4:   LINES OF CREDIT

On January 28, 2019, the Company signed two loan agreements with separate shareholders that provide for a $200,000 and $140,000 line of credit facility to be used for working capital, investment and general operating expenses. The credit facilities are non-interest bearing and are due on demand. The outstanding balances as of December 31, 2019 was $188,251 and $122,095.

NOTE 5:   CONVERTIBLE NOTES

During 2019, the Company entered into convertible promissory notes in the principal balance amount of $394,285. The Notes have a mature two years from the date of issue on various dates in 2021, all bearing an interest rate of 2% per annum with the unpaid principal balance, including accrued interest, payable on the maturity date. The Notes are convertible at the option of the investor, in whole or in part, into shares of preferred stock of the Company at a discount of 20%. If a change of control or initial public offering occurs before any conversion elections are made, the Note is convertible at the option of the investor, in whole, into shares of common stock of the Company at a discount of 40%. These funds were used for working capital purposes.

NOTE 6:   COMMON STOCK

On October 22, 2018, the Company authorized 10,000,000 shares. On October 29, 2018, shareholders purchased 9,000,000 shares of the Company's common stock leaving 1,000,000 shares in reserves. As part of the stock purchase agreement, shareholders are subject to a vesting schedule. Shareholders will become 25% vested in their shares on October 29, 2019. Thereafter, the remaining unvested shares will be released monthly over the following 4 years with shareholders being fully vested on October 29, 2023.

NOTE 7:   CERTAIN OPERATING MATTERS

The Company's financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the accompanying financial statements, the Company has a retained deficit and net operating loss of $355,839 for the current year ended December 31, 2019.

To follow are management's plans and mitigating factors that the Company feels alleviates the substantial doubt of the ability to continue as a going concern:

- The Company has launched the Beta Software and are now in the revenue stage, 550 users are being added per month which equates to approximately $25,000 per month.

- The Company has initiated a second round of crown funding. The first round raised $294,000.

- The Company is currently in negotiations for $100,000 investment with a high net worth individual.

- The Company is reviewing and implementing cost cutting strategies.

NOTE 8:   SUBSEQUENT EVENTS

In December 2019, an outbreak of a novel strain of coronavirus (COVID-19) originated in Wuhan, China and has since spread to other countries, including the U.S. On March 11, 2020, the World Health Organization characterized COVID-19 as a pandemic. The COVID-19 outbreak in the United States has caused business disruption through mandated and voluntary closings of multiple businesses. While the disruption is currently expected to be temporary, there is considerable uncertainty around the duration of the closings. Therefore, the Company expects this matter to negatively impact its operating results. However, the related financial impact and duration cannot be reasonably estimated at this time.

The Company has evaluated subsequent events occurring after the balance sheet date of December 31, 2019 through the date of August 6, 2020, which is the date the financial statements were available to be issued. Based on this evaluation, the Company has determined that no other subsequent events have occurred, which require disclosure in the financial statements.

SUPPLEMENTARY INFORMATION

VERIGLIF, INC.
SCHEDULE OF GENERAL AND ADAMINTRATIVE EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2019

Accommodation	$	4,008
Advertising and promotions		1,410
Bank and service charges		20
Cloud Services		14,168
Corporation Tax		25
Office Equipment		497
Meals and Entertainment		3,038
Miscellaneous		6,112
Professional Fees		59,818
Reimbursable Expense		1,659
Salaries and wages		85,999
Travel		9,505
	$	186,259

The accompanying notes are an integral part of these financial statements.

13

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

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Veriglif




⊘ Website   📍 New York, NY   ADVERTISING AND MARKETING   BUSINESS TO BUSINESS

Veriglif is building a platform that it anticipates will transform how personal data is permissioned, accessed and compensated. It was founded in 2018 by a world-class team of data analytics and insights professionals in order to drive more value for both companies and consumers in the personal data economy. The platform will incentivize consumers to participate and provide data buyers with identity-verified and privacy-compliant first party data.

$0.00 raised ⓘ

0 Investors	**$7.02M** Valuation
$0.59 Price per Share	**$299.72** Min. Investment
Preferred Shares Offered	**Equity** Offering Type
$1.03M Offering Max	**Reg CF** Offering

INVEST NOW

⚡ This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview   Team   Terms   Updates   Comments   ♡ Follow

Reasons to Invest

- Fusing the market potential of the consumer insights space and the ad tech sector, which represent almost $100B combined

- Backed by a veritable "Super Group" of seasoned leaders, many of whom have grown successful businesses and have built well-known reputations as experts in the world of personal data

- Active discussions to potentially access over 275M records and 1K unique data points with companies like i-360, IBM, SurveyMonkey, and Schlesinger Group

plus a growing direct-to-consumer opt-in network

THE PROBLEM

Data is all around us, but the market is suffering from gross inefficiencies

WE BELIEVE THE CURRENT SYSTEM IS FLAWED


Silos
data is not interconnected in real time
Increasing Legislation
Poor Quality
Consumers Are Opting Out
Inefficient
Challenges

We all know how vital personal data has become to our worldwide economy. But the supply and demand sides of the equation haven't seen eye-to-eye for some time.

Users aren't usually compensated for data nor is there much protection of their sovereign rights. This has led to an ever-growing level of distrust and disdain as consumers become increasingly knowledgeable of how they're commoditized without almost any form of compensation.









No User Compensation

Little Sovereign Rights Protection

For the data economy, Big Data was supposed to be the solution but the siloing of data sources and applications is woefully inefficient. Additionally, according to our observation, the data economy has become a hub of fraud, illicit dealings, and murky details.

Until these issues are resolved, an accurate and personal 'datagraph' of consumers will never be realized.

THE SOLUTION

Giving stakeholders real control in data collection and use

Veriglif is a dual sided platform that offers:

- Direct-to-consumer monetization and transparency to users looking to monitor and reclaim their personal data, and create new opportunities for personal revenue.
- B2B network to consolidate and validate consumer data for businesses/advertisers - adding tremendous value to their consumer insights.

FOR DATA USERS

FOR CONSUMERS





Validated Identity

Permission Based



Validated Identity

→ increases quality

→ decreases fraud & waste

creates synthesized data graph for greater insights & impact

Permission-Based Nework

→ visability of data usage

→ increases monetization

Users will be able to participate in our marketplace from anywhere in the world via a mobile app and/or browser extension. By sharing their profile, behavioral and attitudinal data through a private portal, they will be in total control of how their data is used, and be able to benefit monetarily from its commodification. This foundation will in turn create new monetization opportunities via microtasks and gigs where user's time and experience can also be part of their monetizable personal assets.



Partnered businesses will be able to access this information in a fashion fully compliant with GDPR (General Data Protection Regulation) and other data legislation, and parse out valuable insights through our completely above-board system.

All in all, our network SaaS platform will enable user data to be validated, inventoried, and transacted in a way that will create value for all stakeholders.







Currently, all of the core functions of the Veriglif network are complete and have been trialled with a number of companies – this includes importing, validating and linking/matching records. We have also built a fully-functional direct-to-consumer interface that allows an end user to register, edit their profile, control their permissions, be paid for activities like online surveys, and to redeem their points. This direct-to-consumer interface continues to grow in soft-launch as we continue to expand other income earning activities. After soft-launch we expect to be able to ramp up our recruitment to over 30k members per month. We have also developed a browser extension prototype for both our members and our partners members (white label) which uses AI to greatly improve the experience of participating in online surveys by auto-completing repetitive questions such as demographics and by capturing the survey answers back into the members profile to be re-sold to other partners in the network. Software are always be improving, and we have a long roadmap of features that we plan to add to the network to make it simpler and more appealing.

THE MARKET

Leveraging the massive market research and online advertising markets

We have two main market sectors that we see making up the bulk of our revenue.

GLOBAL CONSUMER INSIGHTS SPACE

ONLINE AD TECH MARKET





The first is the global consumer insights space, which was valued at $47B in the US in 2018 and $80B worldwide. By providing the leading brands in the world with previously unheard of insights into their target demographic's behavior, desires, and opinions, we believe Veriglif will be able to generate significant revenue in

and opinions, we believe Vengin will be able to generate significant revenue in this sector.

GLOBAL CONSUMER INSIGHTS SPACE

$80B Worldwide in 2018



$33B $47B — U.S. alone in 2018

Second is the online ad tech market, which powers the rapid growth of the online advertising market, making up the second largest, and fastest growing, ad spend channel in the world.

OUR TRACTION

Potential partnerships with many of the world's leading brands, with a ton more in our pipeline.

Through a crowdfunding model and partnership discussions with more than 25 of the world's leading data providers, we have been able to build a tech stack that has attracted strong demand from B2B customers looking to step into a new age of advertising and digital marketing.

COMPANIES IN THE FOUNDING PARTNERS PROGRAM

275M+ Potential Records & **1000+** Data Points

   



Our Founding Partners Program is a non-binding program where businesses sign up to become a data provider, data supplier and/or validation partner.

We have started discussions to serve and work with leading data companies like IBM, SurveyMonkey, and Schlesinger Group, and a full pipeline featuring leading global brands like Unilever, P&G, and Disney.

COMPANIES WE ARE CURRENTLY ENGAGED IN DISCUSSION WITH

Global Brands	Media & Advertising	Insights Technology	Insights Suppliers	Consumer Panels
The Walt Disney Company, Unilever	LiveRamp	dynata	KANTAR	Research for Good
Walmart, P&G	hotspex	aytm	Ipsos	mdi
Ford Motor Company, Lowe's		embee	DISQO	
Johnson & Johnson				









With potential access to over 275M U.S consumer data profiles, we aim to have the ability to validate, link, and transact on more 1st party, permissioned data than anyone in the U.S.

Our direct to consumer side is growing rapidly as well, with over 10k users during soft-launch and the ability to add over 20K new users each month. We are also actively providing them monetization opportunities via a network of demand side API integrations.

As the direct channel grows, we will be offering consumers a marketplace function to not just passively monetize their data, but also actively through micro-tasks and gigs; the consumer will always control and manage the "who, what, when, where, and how" of every engagement and reap the rewards directly.





Validate

Potential access to
275M
U.S. Consumer
Data Profiles

Link

Transact

Ability for
20K
New Users
Each Month

WHAT WE DO

The world's first connected personal data ecosystem

With advanced AI, our tech stack uses a novel "network of networks" approach to support, rather than compete, with existing ecosystems.

By acting as a vital middle-ware, our "Universal Data Passport" transactional system (built on the blockchain) allows for key stakeholders in the data economy to collaborate like never before.

KEY INGREDIENTS



A "Network Of Networks"



Privacy Complaint



Permission Based





Trusted & Verified	Beneficial For All

Our four key functions are our ability to:

- Validate users' digital identities in real time
- Link data from various data sources in a secure and scalable manner
- Catalog inventory of available consumer data for network participants
- Transact securely in a transparent marketplace

All stakeholders will continue with their existing business models and functions. We simply become the connective tissue and transactional engine to deliver liquidity and quality across the ecosystem.

   

Validate	Link	Catalog	Transact

THE BUSINESS MODEL

A revenue model based on three primary sources

We plan to have three main channels of revenue:

1. Transactional processing
    1. Insights & Analytics: $.05 per record, per transaction, ensuring every transaction that flows through the marketplace generates revenue.
    2. Adtech: $.05 per 1K targets accessed
2. Direct Consumer Data access
    1. Buyers can engage consumers in a variety of monetization opportunities that could range from $1 to hundreds of dollars per customer per interaction
3. Platform Licensing
    1. Once the network is at scale, we plan to charge an annual licensing fee

TRANSACTIONAL PROCESSING INSIGHTS & ANALYTICS



$.05

- per record
- per transaction

HOW WE ARE DIFFERENT

Modernizing the marketing ecosystem

We are offering an accurate and personal 'datagraph' that is giving brands an entirely new set of possibilities for their consumer marketing strategies. Veriglif's ability to merge the silos creating mass inefficiencies in the marketing ecosystem is a game-changer. Finally, brands can engage one-to-one in real time with consumers to deliver the right message, at the right place, at the right time in a virtuous cycle of engaging, understanding, and activating relationships.



Veriglif ensures the protection of our users' privacy and holds paramount the importance of their ownership rights. An ethical framework of data commodification is at our core. We are built with advantages that would only come as a massive sacrifice of revenue for already existing competitors.

COMPETITIVE ADVANTAGE

01 **Augment vs. Replace**
- We fill innovation gaps in the existing ecosystem, creating greater efficiency & opportunity

02 **Complement vs. Compete**
- We drive new supply into the data demand funnel & allow network partners to access & monetize

03 **Sharing vs. Greed**
- We power an ecosystem, not just a platform

THE VISION

A fundamental restructuring of the personal data economy

The current state of advertising sees massive companies like Google and Facebook using great swaths of data to drive advertising, without compensating

consumers.

Our goal is to up-end this dynamic for good.

We want to make good on the guidance offered by the World Economic Forum back in 2011, when they classified personal data as a new asset class, by offering a new paradigm for how data can be utilized to deliver value to both the owners and originators, as well as the businesses leveraging it.


Enhance The Platform
Develop Consumer Controls
Scale Sales & Promotion Capability
Veriglif will end the dynamic of massive companies using your data to drive advertising without compensating you for good

In ten years, we aim for Veriglif to be used in the same sentence as all of the tech giants we think of now. Our intention is that this will happen as fully integrated partners assisting in their transformation, or as replacements of their services in the marketing ecosystem.

OUR LEADERSHIP

A collection of experts in the world of personal data

We have joined together experts from across the personal data ecosystem, all of whom have grown successful businesses.



JAMES WILSON

CEO



LEONARD MURPHY

CSO



GLEN ROBINSON

CFO



LUKAS POSPICHAL

Director

And we are backed by a Board of Directors and Advisory Board full of major names in business, finance, tech, marketing, sales, personal data privacy, AI, and analytics.

WHY INVEST

Personal data is something everyone has, and more is created each day

We believe the "Sharing Economy" was born from the Great Recession and many companies founded from this revolution have become large, global brands. The current environment, which holds consumer data as such a key asset, will spur even more innovation and launch future global leaders.

We are confident that Veriglif will be a transcendent leader in the next evolution of the economy thanks to our expertise, partnerships, and unique and timely value proposition.

> " Veriglif will be a transcendent leader company in the next



evolution of the economy

Meet Our Team



James Wilson

CEO

James has co-founded many technology start-ups including Securenet (an automated alarm monitoring and home automation platform), Sampleworx (a market research sample provider) and Stonegate (a Blockchain mining optimisation platform).

James has lead the technology platforms at Potentiate that have won awards both in Australia and around the globe. James is the dedicated head of Veriglif



   

Henry Cheang
Chairman

Henry is a serial entrepreneur who has founded, operated and sold over 20 businesses since the 1990's. He has overseen the growth and development of Potentiate from a four person software sales and servicing business, to the over 100 staff, multi-market Data Intelligence company that Potentiate is today.

At Potentiate he has focused on developing next generation technologies to drive new innovations in the space of data-driven marketing services including the handling of big data systems and services.

Henry is a statistician and mathematician. He serves 4 hours a week as Chairman of Veriglif.



Glen Robinson
CFO

Glen is a specialist in delivering corporate turnarounds with extensive international experience in private equity and global blue-chip organisations. A long and proven track record of successfully leading companies during times of acute corporate stress in all parts of the globe. An accountant and a lawyer, qualified in operational excellence. Henry dedicates 4 hours per week in his role at Veriglif.



Leonard Murphy
Director & CSO

As the CEO of several successful companies, Leonard has over 20 years of high visibility leadership roles in the market research industry.

In 2010 he leveraged that experience into building the world's leading platform for content and marketing support for the research industry as Executive Editor & Producer of GreenBook.

As Senior Partner of GreenBook's "sister" consulting company Gen2 Advisors, he consults with many of the largest buyer-side companies in the world, a large cross section of the supplier community, and advises many early-stage technology companies. He contributes 16 hours per week to his position at Veriglif.



Lukas Pospichal
Director

During his tenure as Managing Director of Greenbook, Lukas has transformed GreenBook from its origins as a business directory into a leading marketing, content, and community platform serving the global insights industry.

Lukas received his graduate degree in Management from the University of Economics in Prague and completed a Marketing program at HEC in Paris. Lukas serves 4 hours a week on the board of Veriglif.





Scott Miller
Director

Miller is a former CEO turned investor, most recently serving as CEO of Vision Critical. His investments focus on customer-centric transformation and balancing the power and responsibility of identifiable data. Miller sits on the Board of Directors of a number of companies committed to these missions, from data management and customer experience to the evolving industries of precision medicine and agriculture. Scott serves 4 hours a week at Veriglif.





Jonathan Ewert
Director

As an Operating Partner of multiple Private Equity firms, Jonathan has served in executive and Board roles across a variety of public and PE-backed tech-enabled service sectors including software-as-a-service, location data management, market research, internet infrastructure, digital media, education technology, and social networks.

Previously, Jonathan served in CEO, Executive Chairman, and Board of Director roles for several portfolio companies of Catalyst Investors, a middle-market growth equity firm based in New York where he continues to serve on the Advisory Board. Jonathan has served on advisory boards for Google and Bloomberg, as well as a Director of several US and foreign corporations. Jonathan



Tiffany Johnson
Advisory Board

Tiffany has 13+ years of strategic data and technology work in advertising and consulting and is an ethical data advocate, helping companies and individuals discover their own path toward ethical data collection and use. She recently testified alongside Cambridge Analytica whistleblower and leading Data Privacy Advocate Brittany Kaiser on the business impact of New York state's Privacy Bill, sponsored by Senator Kevin Thomas, Chairman of the Committee on Consumer Protection.





Ross Farelly, PhD
Advisory Board

Ross brings over 10 years' experience in the big data, predictive analytics and AI industry. With his strong academic background in pure mathematics, applied statistics and a PhD in information systems, Ross is a thought leader in the development of markets focussed on the monetisation of personal data. Ross has also held senior analytics positions in leading high tech firms such as Teradata and IBM.



dedicates 4 hours per week on the board of Veriglif.





Kimberly Nasief
Advisory Board
Kimberly has 20 years of experience in leading and growing businesses. She has designed deeply complex programs that facilitate the gathering of customer and business intelligence in the field for enterprise companies. Kimberly is well versed on building strategic programs for companies that capture and measure legal compliance, as well as the customer and brand experience, so that businesses can act upon the ever newly evolving expectations.



Rolfe Swinton
Advisory Board
Rolfe brings exceptional experience in multiplatform measurement, including mobile, as well as building and launching new ventures in the technology and analytics markets.

He co-founded RealityMine, a world-leader in consumer behavioral analytics and passive multi-platform measurement, and Lumi Mobile, one of the world's first mobile-centric real-time consumer engagement platforms.

Rolfe also served in the management team of CPI, a $1Bn roll-up in the European print industry.



Patricio Pagani
Advisory Board
Patricio Pagani is the founder of The Black Puma AI, a company dedicated to blending the power of human and digital brains to augment organizational intelligence.

Patricio is also a Digital Transformation catalyst that is helping large corporations embrace what the future holds for them.

An Angel Investor in technology startups (mobility, IOT), Patricio has a portfolio of companies he's advising. Also, he is a Board director at Infotools, a leading provider of market research software tools & services.



Jason Buchanan
Advisory Board
Jason is no stranger to the world of online market research and online data collection. He originally worked with Research Now in the early years in London and was responsible for founding the company's Asia Pacific division in 2005, guiding it to a market leading position.

Jason was also part of Survey Sampling International's Global Executive Team for a period whilst leading their Asia Pacific Division. Technology has been central to Jason's broad range of career experiences spanning over 20 years. He has been associated with several successful technology startups.



Jin Lim
Advisory Board
Jin is the CEO of Livius Pty Ltd, a IoT and standards specialist in Aged Care. Jin has spent the last dozen years in product management in the technology space. In his earlier years, Jin was part of a startup that used proprietary virtualization technology to deliver a quick and agile solution for network security. It was an early form of a decentralized and distributed system for securely storing data.

Phillip Denley
Advisory Board
Phillip is an experienced software engineer and enterprise architect with over 20 years of expertise in large scale and high volume enterprise platforms. He has extensive experience developing API platforms and B2B ecosystems in finance, logistics, supply chain and healthcare verticals.

Phillip is also an expert in applied cryptography and security protocol design and implementation, having developed high volume and secure applications for global

transport and logistics.



Offering Summary

Company :	Veriglif, Inc.
Corporate Address :	251 W. 30th Street #606, New York, NY 10001
Offering Minimum :	$9,999.91
Offering Maximum :	$1,030,988.42
Minimum Investment Amount (per investor) :	$299.72

Terms

Offering Type :	Equity
Security Name :	Preferred Stock
Minimum Number of Shares Offered :	16,949
Maximum Number of Shares Offered :	1,747,438
Price per Share :	$0.59
Pre-Money Valuation :	$7,023,072.67

COVID Relief

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary regulatory COVID-19 relief set out in Regulation Crowdfunding §227.201(z).

Expedited closing sooner than 21 days

In reliance on Regulation Crowdfunding §227.303(g)(2) A funding portal that is an intermediary in a transaction involving the offer or sale of securities initiated between May 4, 2020, and February 28, 2021, in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that is conducting an offering on an expedited basis due to circumstances relating to COVID-19 shall not be required to comply with the requirement in paragraph (e)(3)(i) of this section that a funding portal shall not direct transmission of funds earlier than 21 days after the date on which the intermediary makes publicly available on its platform the information required to be provided by the issuer under §§227.201 and 227.203(a).

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Company Perks*

Time-Based:

Super Early Bird Bonus

Invest within the first week and receive additional 10% bonus shares

...invest within the first week and receive additional 10% bonus shares

Early Bird Bonus

Invest within the first two weeks and receive an additional 5% bonus shares

Amount-Based

Bronze - $1000+

Exclusive invite to early-access use of Veriglif consumer-facing products

Limited-Edition Investor T-Shirt

All previous perks

Silver - $2,000+

Official LInkedin endorsement as "Veriglif Investor"

Personal Linkedin shoutout

All previous perks

Gold - $10,000+

Private dinner and skiing with founders in Deer Valley, Utah. *Accomodation, Lift Passes included and Transport NOT included

Access to quarterly investor video conference

All previous perks

Platinum - $20,000+

Annual private dinner and skiing with founders in Deer Valley, Utah. Accomodation, Transfers and Lift Pass ARE included for first year. *Transport NOT included

All previous perks

All perks occur when the offering is completed.

The 10% StartEngine Owners' Bonus

Veriglif, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Preferred Stock at $0.59 share, you will and own 110 shares for $59. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Salary payments made to one's self, a friend or relative.

Offering Details

Form C Filings

SHOW MORE

Risks

RISKS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Imagine someone wants to pet your dog. But that someone is actually a company...and your dog is actually your personal data.

On a global scale, this translates to huge amounts of personal data running wild and companies everywhere trying to get their hands on it.

Your data is out there. And not only do you not know who is handling it, but you're not being compensated for it. That's where Veriglif comes in.

Veriglif is a trusted data platform that bridges the gap between companies and individuals.

That means your data is only accessible with your consent, and it's only available to trustworthy companies.

You, the individual, actually get paid for your data, and - with your permission - the companies that use it are

able to better create and market their products and services.

Oh my dog yes I want it.

Not convinced? Meet James Wilson, the founder and CEO of Veriglif.

Thanks. I'm James Wilsonand for over 20 years i've been founding and scaling startups in the software and market research industry. Our Veriglif investors have already raised over $800,000 to bring this company to life. And our success

is made possible by an amazing team of 15 industry and technology experts with

313 years of combined experience.

That's 2,191 dog years. So, why is right now a good time to invest in Veriglif?

Thanks, i'm glad you asked. 79 percent of individuals are willing to participate

in personal data market places, and in our soft launch of over 10,000 people

48 percent opt-in to join our network, to take control and monetize their personal data.

There's also a strong appetite from brands to access privacy compliant,

verified 1st party personal data.

There you have it, folks. Veriglif is set to lead the future of data

privacy, monetization, and usage as we enter a more personalized,

cookieless world.

This is your chance to be a part of the future of the new personal data

economy. With your investment Veriglif will continue to make this vision a reality.

Our systems and partneships are already in place, all we need to do now is

scale. We look forward to partnering with you!

Keep scrolling to see more information on what Veriglif has to offer.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

VERIGLIF INC.

Veriglif, Inc., a corporation organized and existing under the laws of the State of Delaware (the "**Corporation**"), hereby certifies as follows:

(A)   The name of the Corporation is Veriglif, Inc. The Corporation's original Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on October 22, 2018.

(B)   This Amended and Restated Certificate of Incorporation was duly adopted in accordance with Sections 242 and 245 of the General Corporation Law of the State of Delaware (the "**DGCL**"), and restates, integrates and amends the provisions of the Corporation's Certificate of Incorporation, and has been duly approved by the written consent of the stockholders of the corporation in accordance with Section 228 of the DGCL.

(C)   The text of the Certificate of Incorporation of this Corporation filed on October 22, 2018 is hereby amended and restated to read in its entirety as follows:

ARTICLE I

The name of the corporation is Veriglif Inc.

ARTICLE II

The address of the Corporation's registered office in the State of Delaware is 251 Little Falls Drive, Wilmington, New Castle County, Delaware 19808-1674. The name of its registered agent at such address is The Company Corporation.

ARTICLE III

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the DGCL.

ARTICLE IV

Authorized Capital Stock. The total number of shares of all classes of capital stock which the corporation is authorized to issue is 14,000,000 shares, consisting of 10,000,000 shares of Common Stock, par value $0.00001 per share (the "**Common Stock**"), and 4,000,000 shares of Preferred Stock, par value $0.00001 per share (the "**Preferred Stock**").

Shares of Common Stock may be issued from time to time for such consideration as the Board may determine pursuant to a resolution or resolutions providing for such issue duly adopted

by the Board of Directors (authority to do so being hereby expressly vested in the Board). Shares of Preferred Stock may be issued from time to time in one or more series pursuant to a resolution or resolutions providing for such issue duly adopted by the Board of Directors (authority to do so being hereby expressly vested in the Board). The Board of Directors is further authorized to determine or alter the rights, preferences, privileges and restrictions granted to or imposed upon any wholly unissued series of Preferred Stock and to fix the number of shares of any series of Preferred Stock and the designation of any such series of Preferred Stock. The Board of Directors, within the limits and restrictions stated in any resolution or resolutions of the Board of Directors originally fixing the number of shares constituting any series, may increase or decrease (but not below the number of shares in any such series then outstanding) the number of shares of any series subsequent to the issue of shares of that series.

The Corporation shall from time to time in accordance with DGCL increase the authorized amount of its Common Stock if at any time the number of shares of Common Stock remaining unissued and available for issuance shall not be sufficient to permit conversion of the Preferred Stock.

Liquidation preference. In the event of a liquidation, dissolution or winding up of the Company, the Preferred Stock will have the right to receive the original purchase price prior to any distribution to the common stock. The remaining assets will be distributed pro rata to the holders of common stock. A sale of all or substantially all of the Company's assets or a merger or consolidation of the Company with any other company will be treated as a liquidation of the Company.

General voting rights. The holders of shares of Common Stock shall be entitled to one vote for each such share on each matter properly submitted to the stockholders on which the holders of shares of Common Stock are entitled to vote. The holders of shares of Preferred Stock will have the right to a number of votes equal to the number of shares of Common Stock issuable upon conversion of each such share of Preferred Stock. The Preferred Stock will vote with the common stock on all matters except as specifically provided herein or as otherwise required by law.

Conversion. The Preferred Stock may be converted at any time, at the option of the holder, into shares of Common Stock subject to the rights of the series of the Preferred Stock.

Automatic conversion. Each share of Preferred Stock will automatically convert into Common Stock, at the then applicable conversion rate, upon (i) the closing of a firm commitment underwritten public offering of common stock, or (ii) the consent of the holders of at least a majority of the then outstanding shares of Preferred Stock.

Protective provisions. So long as any of the Preferred Stock is outstanding, consent of the holders of at least a majority of the Preferred Stock will be required for any action that: (i) alters any provision of the certificate of incorporation if it would adversely alter the rights, preferences, privileges or powers of the Preferred Stock; (ii) changes the authorized number of shares of Preferred Stock; or (iii) approves any merger, sale of assets or other corporate reorganization or acquisition.

ARTICLE V

The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. Elections of directors need not be by written ballot unless otherwise provided in the Bylaws of the Corporation. In furtherance of and not in limitation of the powers conferred by the laws of the state of Delaware, the Board of Directors of the Corporation is expressly authorized to make, amend or repeal Bylaws of the Corporation.

ARTICLE VI

(A)   To the fullest extent permitted by the Delaware General Corporation Law, as the same exists or as may hereafter be amended, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director.

(B)   The Corporation shall indemnify to the fullest extent permitted by law any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he, his testator or intestate is or was a director or officer of the Corporation or any predecessor of the Corporation, or serves or served at any other enterprise as a director or officer at the request of the Corporation or any predecessor to the Corporation.

(C)   Neither any amendment nor repeal of this Article VI, nor the adoption of any provision of the Corporation's Certificate of Incorporation inconsistent with this Article VI, shall eliminate or reduce the effect of this Article VI in respect of any matter occurring, or any action or proceeding accruing or arising or that, but for this Article VI, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

ARTICLE VII

Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (A) any derivative action or proceeding brought on behalf of the Corporation, (B) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any director, officer, employee or agent of the Corporation to the Corporation or the Corporation's stockholders, (C) any action or proceeding asserting a claim against the Corporation arising pursuant to any provision of the Delaware General Corporation Law or the Corporation's Certificate of Incorporation or Bylaws, or (D) any action or proceeding asserting a claim governed by the internal affairs doctrine, in each case subject to said Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein.

ARTICLE VIII

The name and mailing address of the incorporator are as follows:

Lukas Pospichal
234 5th Avenue, Office 303, New York, NY 10001 U.S.A.

IN WITNESS WHEREOF, Veriglif, Inc. has caused this Amended and Restated Certificate of Incorporation to be signed by a duly authorized officer of the Corporation on this 28th day of October, 2020.

_____

James Wilson
Chief Executive Officer